Exhibit 99.1

Electra Provides Corporate Update

TORONTO--(BUSINESS WIRE)--May 24, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced that Garett Macdonald has resigned as a member of the Company’s Board of Directors to devote more time to his growing responsibilities as CEO of Maritime Resources Corporation.

“On behalf of the Board of Directors, I would like to thank Garett for his many contributions to Electra over the past five years and extend him best wishes for continued success,” said John Pollesel, Electra’s Chairman. “Current Directors and I remain fully committed to achieving Electra’s vision and we are actively supporting management’s efforts to address the funding shortfall needed to complete the construction of our refinery project. We anticipate providing an update on our progress in the coming weeks.”

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and operating a black mass demonstration plant, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891